Mr. Robert B. Hoffman
Chairman of the Board
Harnischfeger Industries, Inc.
3600 South Lake Dr.
St. Francis, WI 53235-3716


                                  May 25, 1999


Dear Mr. Hoffman:

In light of the actions taken by the Harnischfeger Board of Directors, we have decided to terminate our Consent Solicitation. We are hopeful that the changes announced today will pave the way for an improved dialogue with both management and members of the Board and will lead to actions that will augment long-term shareholder value through the value enhancement process you are currently undertaking. We also believe that the combination of a new management team and the separation of the offices of CEO and Chairman will help restore shareholder confidence in the Company's leadership.

Although we are very supportive of the steps the Board has taken, we caution that the Company has a long road ahead. We hope that the new regime will be nimble in responding to the difficult industry pressures that continue to plague Harnischfeger's businesses and will address the inflated cost structure that has resulted from the shrunken demand for the Company's products. We also urge you to reevaluate the implied dollar threshold adopted by the Company for allowing shareholders a vote on significant corporate transactions and to consider lowering the threshold to a level that genuinely gives shareholders a meaningful voice with respect to the future of the Company. We remain unconvinced that your current bylaw amendment accomplishes that objective.

We also hope that the new team and reconstructed Board will be open to a constructive exchange of views with ourselves and other large shareholders. We remind you that it has been nearly a full year since we made our first attempts to initiate such a dialogue with the non-management directors of the Company. In the interim, there has been a substantial deterioration in shareholder value. Hopefully, by responding more quickly to the marketplace and by improving communications with shareholders the new management team can not only stem further value deterioration, but begin to create positive value for shareholders.

We support the changes you have made and believe that they will facilitate the value creation process. We urge you to make ourselves and the Company's other shareholders an active part of that process.


Sincerely yours,



Thomas M. Taylor